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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            VDC Communications, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   91821B 10 1
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick W. Moran
                               Jefferies & Company
                               520 Madison Avenue
                               New York, NY 10022
                                 (212) 284-2262
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 4, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.204.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91821B 10 1                                          Page 2 of 5 Pages
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Frederick W. Moran
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         2.       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)
                  (b)
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         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  Not applicable
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         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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         6.       Citizenship or Place of Organization

                  U.S.A.
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Number of             7.               Sole Voting Power
Shares Bene-
ficially by                            1,200,063(1)
Owned by Each     --------------------------------------------------------------
Reporting             8.               Shared Voting Power
Person With
                                       0
                  --------------------------------------------------------------
                      9.               Sole Dispositive Power

                                       1,200,063(1)
                  --------------------------------------------------------------
                      10.              Shared Dispositive Power

                                       0
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,200,063(1)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  4.9%(2)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  IN

(1) Includes 63 shares that Mr. Moran has the right to acquire upon demand from a trust.

(2)      After giving effect to the acquisition of 63 shares from trust.

         This Amendment No. 2 (the "Amendment No. 2") amends the Schedule 13D, dated December 17, 1999 (the "Schedule 13D") filed by Frederick W. Moran ("Mr. Moran"), as amended by Amendment No. 1 to Schedule 13D, dated March 9, 2000 (the

CUSIP No. 91821B 10 1                                          Page 3 of 5 Pages
--------------------------------------------------------------------------------

"Amendment No. 1"). Except as specifically amended hereby, the Schedule 13D, as heretofore amended, remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as provided herein.

         Item 4 of the Schedule 13D is amended hereby in its entirety to read:

Item 4.  Purpose of the Transaction

         Mr. Moran acquired the shares of Common Stock in the transactions set forth in Item 3 of the Schedule 13D for personal investment.

         Except as set forth below, Mr. Moran does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         Mr. Moran expects to dispose of a portion of his holdings of Issuer Common Stock from time to time in open market transactions or otherwise. As described in Item 5, Mr. Moran has begun making sales. In addition, Mr. Moran may, or may not, participate in future Issuer private placement transactions. In addition to as specified above, Mr. Moran reserves the right to acquire or sell securities of the Issuer to the extent he deems advisable in light of market conditions and other factors.

         Item 5 of the Schedule 13D is amended hereby in its entirety to read:

Item 5.  Interest in Securities of the Issuer

         (a-b) Mr. Moran is the beneficial owner of, and has sole dispositive voting power with respect to, 1,200,063 shares of Common Stock (including a right to acquire 63 shares upon demand from a trust), which shares constitute 4.9% of the issued and outstanding shares of Common Stock (based upon 24,398,029 shares of Common Stock outstanding on September 25, 2000 as represented by the Issuer in a Registration Statement on Form S-3 (No. 333-46694) plus 63 shares Mr. Moran may acquire upon demand from a trust). Mr. Moran does not share voting or dispositive power with respect to said shares.

         (c) Mr. Moran disposed of: 221,500 shares of Issuer Common Stock on the open market on October 5, 2000 at a price of $0.25 per share; 85,000 shares of Issuer Common Stock on the open market on October 4, 2000 at a price of $0.3265 per share; 17,500 shares of Issuer Common Stock on the open market on October 3, 2000 at a price of $0.50 per share; 50,000 shares of Issuer Common Stock on the open market on September 29, 2000 at a price of $0.50 per share; 20,000 shares of Issuer Common Stock on the open market on September 28, 2000 at a price of $0.50 per share; 1,000 shares of Issuer Common Stock on the open market on September 18, 2000 at a price of $0.8750; 10,000 shares of Issuer Common Stock on the open market on September 14, 2000 at a price of $0.8750 per share; 2,500 shares of Issuer Common Stock on the open market on September 13, 2000 at a price of $0.8750 per share; 1,000 shares of Issuer Common Stock on the open market on September 12, 2000 at a price of $0.8750 per share; 25,800 shares

CUSIP No. 91821B 10 1                                          Page 4 of 5 Pages
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of Issuer Common Stock on the open market on September 7, 2000 at a price of $0.8750 per share; 76,700 shares of Issuer Common Stock on the open market on September 6, 2000 at a price of $0.8751 per share; and 9,000 shares of Issuer Common Stock on the open market on September 5, 2000 at an average price of $0.9514 per share. The total number of shares sold as referenced in this Item 5(c) is 520,000 shares of Issuer Common Stock. Other than as described in this
Item 5(c), Mr. Moran has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

         (d) Sixty-three shares, the beneficial ownership of which is attributed to Mr. Moran, are held by a trust. The trustee of this trust had indicated to Mr. Moran that the trustee will distribute these shares to Mr. Moran upon Mr. Moran's demand. However, since these shares are currently held in the trust, the trustee arguably has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, these sixty-three shares. Other than as described in this Item 5(d), no persons, other than Mr. Moran, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Moran.

         (e) Mr. Moran ceased to be a beneficial owner of more than five percent of Issuer Common Stock on October 5, 2000.

Item 6 of the Schedule 13D is amended hereby in its entirety to read:

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities Holder

         The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference. Copies of the Merger Agreement and the Amendment are attached to the Schedule 13D as Exhibit 1 and 2, respectively.

         Mr. Moran may, or may not, participate in future Issuer private placement transactions.

         Mr. Moran understands that on or about September 27, 2000 the Issuer filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (No. 333-46694) with respect to the registration of Issuer Common Stock for resale held by Mr. Moran and certain other stockholders of the Issuer.

         In a letter dated January 20, 2000, the trustee of the Anne Moran Trust sent a letter to Mr. Moran indicating that upon Mr. Moran's demand, the trustee would distribute 63 shares of Issuer Common Stock to Mr. Moran from the trust.

         Mr. Moran understands that on or about November 8, 1999, the Issuer filed with the Securities and Exchange Commission an Amendment No. 1 to a Registration Statement on Form S-1 (No. 333-80107) with respect to the registration of Issuer Common Stock for resale held by Mr. Moran and certain other stockholders of the Issuer.

         On October 27, 1999, Mr. Moran entered into a Securities Purchase Agreement with the Issuer pursuant to which Mr. Moran purchased 666,667 shares of Issuer Common Stock at a price of $.75 per share. Also on October 27, 1999, in connection with the same transaction, Mr. Moran entered into a Registration Rights Agreement with the Issuer. The Registration Rights Agreement provided for piggyback registration rights upon offerings by the Issuer (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses, subject to certain limitations, to be paid by the Issuer.

         On October 25, 1999, Mr. Moran signed a Certificate of Selling Security Holders which provided, among other things, that to the extent he sold shares of his included in a Registration Statement on Form S-1 (the "Registration

CUSIP No. 91821B 10 1                                          Page 5 of 5 Pages
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Statement"), he would comply with the Plan of Distribution contained in the Registration Statement.

         Mr. Moran understands that on or about June 7, 1999, the Issuer filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (No. 333-80107) with respect to the registration of Issuer Common Stock for resale held by Mr. Moran and certain other stockholders of the Issuer.

         On December 23, 1998, Mr. Moran entered into a Securities Purchase Agreement with the Issuer pursuant to which Mr. Moran purchased 100,000 shares of Issuer Common Stock at a price of $3.625 per share. The Securities Purchase Agreement contained registration rights providing that the Issuer shall use reasonable best efforts to file a registration statement within 120 days of closing in which the shares subject to the Securities Purchase Agreement are included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by the Issuer.

         On May 27, 1998, Mr. Moran entered into a Securities Purchase Agreement with VDC Corporation Ltd. (predecessor to Issuer)("VDC") pursuant to which Mr. Moran purchased 100,000 shares of VDC common stock at a price of $6.00 per share. The Securities Purchase Agreement contained registration rights providing that the Issuer shall use best efforts to file a registration statement within 90 days of closing in which the shares subject to the Securities Purchase Agreement are included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by VDC.

         The descriptions of the above contracts and agreements do not purport to be complete and are qualified in their entirety by reference to the appropriate complete contract or agreement attached as an Exhibit to the Amendment No. 1 or the Schedule 13D. Such Exhibits are incorporated in this Item 6 in their entirety to supplement the appropriate reference or description above.

Item 7.  Material to Be Filed as Exhibits to Amendment No. 2 to the Schedule 13D

None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2000
--------------------------------------------------------------------------------
Date

/s/Frederick W. Moran
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Signature

Frederick W. Moran
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Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)